

October 12, 2010

Brian Kistler
Chief Executive Officer
Titan Holding Group, Inc.
531 Airport North Office Park
Fort Wayne, IN 46825

> **Re:** **Titan Holding Group, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 24, 2010**
> **File No. 333-168920**

Dear Mr. Kistler:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated September 14, 2010. Please disclose in your prospectus the information set forth in your response. Include a description of your product, its manufacturer, a description Freedom Energy Holdings, Inc., a description of your marketing/distribution arrangements, and file all material agreements as exhibits.

Prospectus Cover Page

2. Please relocate the information in the second paragraph regarding the selling security holders' selling methods to the Plan of Distribution section.

Table of Contents, page 4

3. We reissue comment seven in our letter dated September 14, 2010. As previously requested, please remove from your table of contents the sections that are not included in your prospectus (i.e., those sections contained in Part II of the registration statement). Please also comply with this comment with respect to the table of contents following your consolidated financial statements.

The Company, page 5

Our Business, page 5

4. Please disclose in the first paragraph of this section that you are a development stage company with minimal revenues and limited operations and that your auditor has expressed substantial doubt about you ability to continue as a going concern.

5. Please specifically describe the product(s) you market and distribute. The term "crude oil treatment products" could have widely varying interpretations.

6. Please clarify the meaning of your disclosure in the second paragraph under this heading that you "focus on markets that have generally been characterized by strong crude oil production by independent oil production companies."

7. We note your disclosure in the third paragraph under this heading that your "general business strategy is to market petroleum treatment products to markets primarily in the Midwest…." However, later in the same paragraph you indicate that "[y]our principal business strategy is to…sell petroleum treatment products throughout the U.S." Please reconcile your disclosure.

The Offering, page 6

8. Please reconcile the disclosure in this section "affiliated persons are not offering any shares" and the "affiliated selling security holders and Non-affiliated selling security holders will sell at the fixed price."

Risk Factors, page 7

9. Please include a risk factor that clearly addresses your limited operating history.

10. We note your response to comment 18 in our letter dated September 14, 2010. As previously requested, please tell us what you consideration you have given to providing risk factor disclosure regarding other entities competing for Mr. Kistler's time. In this regard, we note your disclosure on page 28 that "Mr. Kistler intends to devote approximately 10 hours per week to the development of [y]our business."

Risks Related To the Company, page 7

11. Please revise your risk factor discussion to include only those risks applicable to your business. In this regard, we note that risk factors (10) through (13) on page nine relate to the impairment of goodwill, which you do not presently report on your balance sheet, and to foreign operations. With respect to the latter, we note that your disclosure elsewhere states that you intend to focus your business on the Midwest of the United States; for

example, on page 21you disclose that "[w]ithout a strong or known market demand, it was considered a risk to expand in any new geographical areas, since there was realistic probability that costs and overages would not be recovered upon completion and sales generated."

(6) Our establishment of new areas may not result in the anticipated revenue increases…, page 8

12. We note the disclosure that "the establishment of additions to our existing sales efforts may require us to obtain new regulatory permits." In an appropriate section of the prospectus, please discuss the "permitting process" to which you are subject.

(8) We operate in a highly competitive business environment…, page 9

13. You state "customers who are significant producers of petroleum products may develop their own gathering, processing and transportation systems in lieu of using ours." Please tell us what gathering, processing and transportation systems you have and revise your prospectus accordingly.

Risks Related To This Offering, page 11

(18) There Is No Public Market for Our Shares, and There We Do Not Know…, page 11

14. We note your reference to "commercial real estate development services" under this heading. Please delete this reference as inapplicable to your offering or advise us accordingly. Please also comply with this comment with respect to your list of forward-looking statements on pages 15 and 16.

(21) Our Lack of Business Diversification Could Result in the Devaluation of Our Stock…, page 11

15. We note the disclosure that "our lack of diversification has not hurt our profitability in the past…" Please revise this disclosure as it does not appear you have had profitable operations.

(25) Regulation, page 12

16. Your disclosure regarding the regulatory framework for the interstate and cross-border transportation of crude oil and goods does not appear applicable to your business. Please advise or revise your disclosure accordingly.

Regulation of U.S. Pipeline and Storage Operations, page 12

17. Please clarify the relationship, if any, of White Cliffs Pipeline to your business.

(26) Regulation of Canadian Gathering, Processing, Transportation and Marketing Businesses, page 13

18. Your disclosure under this heading does not appear applicable to your business. Please advise or revise your disclosure accordingly. In this regard, we note that your operations appear limited to the Midwest, primarily Kansas. Please revise risk factor 27 as well to fully explain the connection between the regulatory risks to your customers and your business.

Selling Security Holders, page 16

19. Please disclose the relationship between the selling shareholders and you.

Item 11. Information with Respect to the Registrant, page 20

Description of Business, page 20

20. Please provide all of the disclosure required by Item 101(h) with respect your business.

21. Please provide a comprehensive discussion of your current day-to-day operations, including your liquidity needs and the availability of such liquidity Please note that we may have further comments upon reviewing your next amendment.

Planned Expansion of the Company, page 23

Consolidate the Small and Mid-Sized Chemical Distributor Marketplace, page 23

22. We note that your "strategy is to combine small and medium sized firms into one…stronger and highly efficient operating entity that can better compete in the industry under one recognizable brand name." Please provide disclosure as to how you intend to finance such consolidation. Please also comply with this comment with respect to your intentions to expand your market presence to include all 50 states, as you disclose under the heading "Expand To New Geographic Markets" on pages 23 and 24.

23. Please discuss the sorts of chemicals distributors with whom you hope to combine.

Recruit and Hire Experienced Staff, page 23

24. We note your disclosure that your "recruiting goal for 2010 is $1,000,000 in additional trailing gross fee income in the current locations, with substantial increases for future years by rolling up other new office locations during 2011." Please clarify what you mean by "recruiting goal" and "rolling up other new office locations," and disclose what progress, if any, you have made toward such goal as of the most recent practical date.

Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 24

25. Please disclose that the 6,000,000 shares of common stock that you have not agreed to register for resale are those held by your President, Brian Kistler, who is considered your affiliate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 25

26. We note your disclosure that "[yo]ur CEO has agreed to continue to fund [y]our operations as needed over the next 12 months until cash flows are sufficient to sustain operations." Please disclose the consideration that Mr. Kistler will receive in exchange for agreeing to provide such financing, and indicate whether such agreement is binding upon Mr. Kistler. Further, please file the agreement as a material contract exhibit to your registration statement. To the extent your agreements are oral contracts that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if were written, please provide a written description of the contract similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii). For further guidance, please refer to Question Regulation S-K Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations found on our web site.

Background of Executive Officers and Director, page 28

27. We note your inclusion of an external web site in this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus (http://www.sec.gov/rules/interp/34-42728.htm#P168_27531).

Item 13. Other Expenses of Issuance And Distribution, page II-1

28. Please tell us why you deleted the following statement from under this heading: "We will bear all the costs and expenses associated with the preparation and filing of this registration statement including the registration fees of the selling security holders." Please refer to Item 511 of Regulation S-K, which requires that you indicate the portion of offering expenses to be borne by the selling security holders.

Item 15. Recent Sales of Unregistered Securities, page II-2

29. We note your response to comment 22 in our letter dated September 14, 2010. As previously requested, please provide under this heading a brief statement of the facts that support the availability of the Section 4(2) exemption from registration for each unregistered sale of your securities during the last three years. Refer to Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

30. We note your response to comment 20 in our letter dated September 14, 2010. Please file the demand note, as well as any agreement(s) underlying the cash advances provided to you by Mr. Kistler, as described on page 29 under the heading "Transactions with Related Persons, Promoters and Certain Control Persons."

Exhibit 5

31. Please file an updated legal opinion consistent with the revised scope of the subject offering.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Clifford J. Hunt, Esq.
       Law Office of Clifford J. Hunt P.A. (via facsimile to (727) 471-0447)